SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 2017

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR CALLS ON BUNDESKARTELLAMT & EU COMMISSION TO
BLOCK LUFTHANSA-AIR BERLIN TAKE-OVER & PREVENT
LUFTHANSA MONOPOLY RAISING FARES FOR GERMAN CONSUMERS

Ryanair, Europe's No. 1 airline, today (30 Aug) urged the German Bundeskartellamt and the EU Commission to block the stitch-up between the German Government, Lufthansa and Air Berlin to carve up Air Berlin's assets, while excluding major competitors and ignoring both competition and State Aid rules, and called for immediate action to block this anti-consumer take-over.

This insolvency is being timed to allow Lufthansa to take over a debt-free Air Berlin (its major German competitor) which will be in breach of all German and EU competition rules, and this Lufthansa monopoly has been supported by the German Government providing €150m of State Aid, so that Lufthansa can acquire Air Berlin, as Lufthansa moves from a 68% share to a 95% monopoly, which will result in German customers and visitors suffering higher air fares. Competitor airlines will struggle to get slots in major airports such as Berlin, Hamburg, Frankfurt and Munich, where Lufthansa will control over 80% of peak time slots.

Ryanair also urged all Berliners to vote "Yes" on 24th Sept to keep Tegel Airport open. The new Brandenburg Airport will have a capacity of only 27m passengers, which is less than Dublin (a city with one-third of Berlin's population). With almost 33m passengers already travelling through Berlin's 2 existing Schonefeld and Tegel airports last year, the planned closure of Tegel will leave Berlin with less airport capacity than its existing traffic.

In Berlin, Ryanair's Michael O'Leary said:

"The German Bundeskartellamt and the European Commission must block the anti-consumer stitch-up playing out between the German Government, Lufthansa and Air Berlin.  Given that the German Government is centrally involved in these manoeuvres (loaning €150m), the Bundeskartellamt will be afraid to impose competition rules. On this basis, it is vital that the European Commission takes immediate and decisive action to protect German consumers from a Lufthansa high fare monopoly.

Ryanair will continue to grow in Germany as more and more German customers choose our low fares and "Always Getting Better" customer service over Lufthansa's high fare monopoly"

ENDS
For further information
please contact:                     Robin Kiely                                           Lisa Maria Rumpf
                                                Ryanair DAC                                       Ryanair DAC
                                                Tel: +353-1-9451949                         Tel: +353-1-9451775
                                                press@ryanair.com                            rumpflm@ryanair.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 30 August, 2017

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary